Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, the anticipated effects of the acquisition on earnings per share and cash flow, an offering of Marathon common stock, the estimated impact of the proposed acquisition and anticipated offering on Marathon’s cash-adjusted debt-to-capital ratio, and a projection of capital employed by business segment. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains the text from the slides used in Marathon’s conference call and Web cast with security analysts on March 19, 2004, announcing Marathon’s proposed acquisition of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Building the New Marathon MAP LLC Minority Interest Acquisition Clarence P. Cazalot, Jr. President and CEO Janet F. Clark Senior Vice President and CFO March 19, 2004

Forward Looking Statement Except for historical information, the enclosed presentation materials contain forward-looking information. This forward looking information is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied from such information. In accordance with the "safe harbor " provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 8-K, cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. Additional information: Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement / prospectus with the U.S. Securities and Exchange Commission in connection with the transaction. Investors and security holders are urged to read this document when it becomes available, because it contains important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by calling Marathon Investor Relations at 713-296-4171.

Building the New Marathon Through Focus and Execution New Leadership Team Strategy Defined USX Separation Divest Non-Core Invest in MAP Growth New Core Areas/ Exploration Refocused IG Strategy Underway Sakhalin Canada CLAM Yates EG Russia Norway Angola GOM Nova Scotia EG Train I Elba Island Qatar GTL Garyville Centennial Cardinal Pilot TC Catlettsburg Detroit 2000 2003

Vision PACESETTER in creating SUSTAINABLE VALUE GROWTH through INNOVATIVE ENERGY SOLUTIONS and UNIQUE PARTNERSHIPS Vision Remains Unchanged

Differentiated Business Model Strategic Intents Remain Unchanged

Transaction Summary $2.93 billion - 38% minority interest in MAP $94 million - other complementary businesses Maleic Anhydride plant, Neal, W.V. 61 Valvoline Instant Oil Change stores MAP will be wholly-owned by Marathon Two-step, structured transaction Closing expected fourth quarter 2004

Transaction Structured to Achieve: Tax efficiency Insulation from Ashland liabilities Financial flexibility to support global growth Debt to capital target remains ~ 40% Expect financing plan will maintain credit quality and ratings Valuation certainty versus put/call agreement

Partial partnership redemption ~ $794 MM in MAP cash and accounts receivable for portion of minority interest Spin-merge transaction to acquire remaining minority interest and other businesses $315 MM Marathon shares to Ashland shareholders ~ $1.9 B assumed debt $15 MM PV in assumed environmental liabilities Two-step, Structured Transaction

Total Consideration (Millions) Negotiated Values: MAP minority interest $2,930 Other businesses 94 Total $3,024 Consideration details: Marathon stock to Ashland shareholders $315 MAP cash and accounts receivable ~794 Assumed debt ~1,900 Environmental liabilities assumed (PV) 15 Total $3,024

Financing Plan Substantial equity component through: ~ $1 B new public equity issue $315 MM equity to Ashland shareholders - at closing Repay $1.9 B assumed or other debt with: Current cash balance ~ $1 B Proceeds from new public equity ~ $1 B

Projected Capital Structure 1 Based on First Call earnings estimates at March 8, 2004 plus 4th quarter effects of transaction 2 Includes $315 million issuance of Marathon shares to Ashland shareholders upon closing 3 Includes accounts receivable distributed as part of the partial partnership redemption 4 To be offset by approximately $700 million accounts receivable sale at MAP. Assumes October 1, 2004 closing 1 2 3 4

Major Conditions to Closing Favorable IRS ruling Opinions of outside tax counsel Consents from Ashland public debt holders Ashland shareholder approval Hart-Scott-Rodino clearance Updated Ashland solvency opinions Expect closing in fourth quarter 2004

Strategic Rationale Strong R&M fundamentals Secures 100% of top quartile RM&T business Increased strategic flexibility Accretive to earnings and cash flow Increased source of OECD non-depleting cash flows

Strategic Rationale Strong R&M fundamentals Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Increased source of OECD non-depleting cash flows

Strong R&M Fundamentals No new U.S. refinery built since 1976 Midwest market ~ 1 MM BPD supply short Impact of clean fuels regulations Strong light product demand growth Positive crack spread trends

Crack Spreads Keep Improving '95-'99 '96-'00 '97-'01 '98-'02 '99-'03 USGC 2.74 3.1 3.4 3.4 3.8 Chicago 3.74 4.29 5.07 5.24 5.84 WTI 3-2-1 Rolling 5-Year Average* (per barrel) *87 Octane Unleaded and Low Sulfur Diesel $3.74 $4.29 $5.07 $5.24 $5.84 $3.80 $3.40 $3.40 $3.10 $2.74 2004 Forward Curve Exceptionally Strong Company estimates using Platts data

Strategic Rationale Strong R&M fundamentals Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Increased source of OECD non-depleting cash flows

MAP LLC Top Quartile Performer Since its creation January 1, 1998 $9.1 billion in cash distributions and capital expenditures $5.3 billion in cash distributions Branded gasoline sales growth 4.5 times national average #1 gasoline supplier in Ohio, Kentucky, Indiana, Michigan and West Virginia Strong SSA same store merchandise sales growth MAP owns 2 of only 13 U.S. refineries to earn OSHA STAR status Resulted in Top Quartile Unit Profitability

MAP LLC Adding Value Through Integration in RM&T 5th largest U.S. refiner Integrated 7 refinery network 948,000 BPD crude oil capacity Largest Midwest refiner - 631,000 BPD Advantaged terminal, transportation and marine network > 8,000 miles of pipeline owned, operated or leased Multi-channel marketing Spot and wholesale Branded: ~ 3,900 Marathon stations Company owned: ~ 1,800 Speedway outlets 50% owner Pilot Travel Centers, ~260 units All information as of 2-29-04

Strategic Rationale Strong R&M fundamentals Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Increased source of OECD non-depleting cash flows

Strategic Flexibility Creating Opportunities Expanded company scale Ability to leverage access to premium U.S. market Enhances relationships with key NOCs

Capital Employed by Segment E&P IG RM&T Capital Employed 62 5 33 2003 includes 62% MAP 2004 Projected assumes October 1 closing E&P IG RM&T Capital Employed 60 10 30 E&P IG RM&T Capital Employed 48 4 48

Strategic Rationale Strong R&M fundamentals Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Increased source of OECD non-depleting cash flows

Estimated Earnings and Cash Flow Effects

	2004	2004Adj	2005	2006
WTI - First Call Average	28.16	28.16	25.40	24.33
HH - First Call Average	4.89	4.89	4.50	4.00
Flat 3-2-1 crack spreads: Chicago: $**5.50**, USGC:$**4.15**				
EPS increase (decrease)	($0.11)	$0.11	$0.10	$0.09
Cash Flow increase* (millions)	110	470	470	500
Flat 3-2-1 crack spreads+$0.50: Chicago: $**6.00**, USGC:$**4.65**				
EPS increase (decrease)	($0.09)	$0.20	$0.20	$0.19
Cash Flow increase* (millions)	120	540	540	570

** Represents 38% of MAP's estimated pre-tax cash flow before working capital changes and capital expenditures*

Approximately $1.315 billion in new equity at $34.47 per share (market close on 3-16-04)

2004 assumes October 1 closing. 2004Adj assumes transaction closed January 1, 2004

Excludes potential synergy benefits

24

Strategic Rationale Strong R&M fundamentals Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Increased source of OECD non-depleting cash flows

MAP Cash Distributions and CAPEX (Millions) 1998 1999 2000 2001 2002 2003 Pre-tax Distributions 826 782 1104 1498 420 688 Capital Expenditures 427 602 647 602 727 795 Averages ~ $1.5 B Annually

Transaction Summary $2.93 billion - 38% minority interest in MAP $94 million - other complementary businesses Secures 100% of top quartile RM&T business Source of OECD non-depleting cash flows Enhances flexibility for global growth Accretive to earnings and cash flow